

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Scott Tozier
Executive Vice President and Chief Financial Officer
Albemarle Corporation
4250 Congress St., Suite 900
Charlotte, NC 28209

> **Re: Albemarle Corporation**
> **Form 10-K for the year ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-12658**

Dear Scott Tozier:

We have reviewed your October 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2022 letter.

FORM 10-K

Mineral Properties, page 24

1. We note your responses to comments 1 through 4, 6 and 7 indicating you will revise your disclosures in your Form 10-K for the year ended December 31, 2022 and associated exhibits to comply with these comments. Due to the number of modifications to bring your filing to minimal compliance with Item 1300 of Regulation S-K, please amend your Form 10-K for the fiscal year ended December 31, 2021 to include your proposed revisions. Please revise to provide the:
   - production disclosure proposed in your response to comment 1,
   - resources disclosure proposed in your response to comment 2,
   - resource and reserve disclosure proposed in your response to comment 3,
   - metric tonne disclosure proposed in your response to comment 4,

- attributable resources and reserves disclosure proposed in your response to comment 6, and
- disclosure of key assumptions such as cutoff grade, price, and operating costs proposed in your response to comment 7.

For each of the revisions made in response to the aforementioned prior comments, please also identify for us the location of the respective revisions made in your amended filing.

Greenbushes, Australia, page 30

2. We note your response to comment 5 stating in future filings you will include some of the information presented. Please amend your Form 10-K for the year ended December 31, 2021 and associated exhibits to include this explanation, disclose your cutoff grade calculation as an incremental or marginal cutoff grade and discuss the variance in sustaining capital as used in the cutoff grade compared to the resultant sustaining capital estimate found in Section 18.

9A. Controls and Procedures, page 127

3. In light of the revisions to your S-K 1300 disclosures and related technical reports, please reassess your conclusion that your disclosure controls and procedures were effective as of December 31, 2021.

Exhibits 96.1 Greenbush
Pit Optimization, page ET-115

4. We note your response to comment 10 providing an explanation to the variance between the cutoff estimation costs and the operating costs found in your technical report. Please amend your exhibit to include this explanation with your cutoff grade estimation costs.

Exhibits 96.1 Greenbush
Expansionary Capital Costs, page ET-208

5. We note your response to comment 11 stating you identified the errors in Tables 18-2 and 18-3. Please amend your exhibit and correct these tables.

Exhibit 96.2 Wodgina
Mineral Resource and Mineral Reserve Estimates, page EU-10

6. We note your response to comment 12 stating in future filings you will disclose your resources and reserves based on your attributable ownership. Please amend your exhibits to report your resources and reserves based on your attributable ownership.

Exhibit 96.5 Jordan Bromine
Mineral Resource Estimates, page EX-8

7. We note your responses to comments 13 through 18 stating in future filings you will

provide revised disclose in your technical report to comply with Item 1300 of Regulation S-K. Please amend your exhibit to:

- report your resources and reserves based on your attributable ownership in response to comment 13,
- report your measured, indicated and/or inferred mineral resources, specifying the volume, concentration, and contained bromine based on initial evaporation pond intake in response to comment 14,
- report your cut-off grade estimate for your resources with details about parameters, prices, and costs, similar to your example in response to comment 15,
- report the volume, concentration, and contained bromine of your reserves, similar to your example in response to comment 16,
- report your cut-off grade estimate for your reserves with details about parameters, prices, and costs in response to comment 17, and
- provide the additional disclosure regarding capital, operating costs estimates, and accuracy in response to comment 18.

Please also identify for us the location of the respective revisions made to your amended exhibit.

Exhibit 96.6 Magnolia
Mineral Reserve Estimates, page EY-43

8. We note your responses to comments 19 through 21 stating in future filings you will provide revised disclose in your technical report to comply with Item 1300 of Regulation S-K. Please amend your exhibit to disclose:
- the cut-off grade estimate for your reserves with details about parameters, prices, and costs, similar to your example in response to comment 19,
- your qualified person's opinion on your environmental compliance plans, similar to your example in response to comment 2, and
- your capital and operating costs estimates with the associated estimate of accuracy, similar to your example provided in response to comment 21

Please also identify for us the location of the respective revisions made to your amended exhibit.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
General, page EZ-0

9. We note your responses to comments 22 through 29 stating in future filings you will provide revised disclose in your technical reports to comply with Item 1300 of Regulation S-K. Please amend your exhibits to:
- exclude all non-compliant disclaimers in response to comment 22,
- include a geologic cross-section and stratigraphic column for each property in response to comment 23,
- include the qualified person's opinion on the adequacy of sample preparation, security, and analytical procedures, similar to your example in your response to comment 24,

- include the estimated metallurgical recoveries and the qualified person's opinion on the adequacy of information, similar to your examples in your response to comment 25,
- include the qualified person's opinion, similar to your examples in your response to comment 26,
- include the qualified person's opinion in regards to modifying factors affecting your reserves, similar to your examples in your response to comment 27,
- include the annual numerical values for your life of mine production schedules, similar to your examples provided in Exhibits A, B and C in your response to comment 28, and
- include the five-year historical review of the commodity price with your price projection, similar to your examples in your response to comment 29.

Please also identify for us the location of the respective revisions made to your amended exhibit.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6A
Capital and Operating Cost, page EZ-8

10. We note your response to comment 30 stating in future filings you will provide additional details regarding capital and operating costs by major line items, including operational costs disclosed by major cost centers and annual reclamation costs. Please amend your exhibits to include the details regarding capital and operating costs by line items, including operational costs disclosed by major cost center and annual reclamation costs. Please note combining columns is acceptable, provided all numeric values are identical for the combined columns and a statement regarding this practice is included with your presentation.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6A
Economic Analysis, page EZ-9

11. We note your response to comment 31 stating in future filings you will provide numerical values for your annual cash flow, including annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final closure costs. Please amend your exhibits to include numerical values for our annual cash flow, including your annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final closure costs. Please note combining columns is acceptable, provided all numeric values are identical for the combined columns and a statement regarding this practice is included with your presentation.

 Please contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 with any questions.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services
